UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8F

APPLICATION PURSUANT TO SECTION 8(F)

OF THE INVESTMENT COMPANY OF 1940 (“ACT”)

AND RULE 8F-1 THEREUNDER FOR ORDER DECLARING THAT

COMPANY HAS CEASED TO BE AN INVESTMENT COMPANY

I.                                        General Identifying Information

1.                                      Reason fund is applying to deregister:

☒                                  Merger

☐                                    Liquidation

☐                                    Abandonment of Registration

☐                                    Election of status as a Business Development Company

2.                                      Name of fund:  Aberdeen Global Select Opportunities Fund Inc.

3.                                      Securities and Exchange Commission File No.: 811-06017

4.                                      Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒                                  Initial Application                                              ☐                                    Amendment

5.                                      Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

1735 Market Street, 32nd Floor, Philadelphia, Pennsylvania 19103

6.                                      Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Lucia Sitar, Esq.	Jay G. Baris, Esq.
c/o Aberdeen Asset Management Inc.	c/o Morrison & Foerster LLP
1735 Market Street, 32nd Floor	250 West 55th Street
Philadelphia, PA 19103	New York, NY 10019
(215) 405-5770	(212) 468-8053

Brian F. Link
c/o State Street Bank and Trust Company
100 Huntington Avenue
Boston, MA 02116
(617) 662-1504

7.                                      Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

Aberdeen Asset Management Inc. (“AAMI”), 1735 Market Street, 32nd Floor, Philadelphia, Pennsylvania 19103 (records relating to its functions as investment advisor, administrator and fund accountant)

Contact:  Lucia Sitar Tel: 215-405-5770

Aberdeen Asset Managers Limited, Bow Bells House, 1 Bread Street, London, England, EC4M9HH (records relating to its functions as investment subadviser)

Contact:   Neil Sweeney Tel: +44 20 743 6052

Aberdeen Fund Distributors LLC, 1735 Market Street, 32nd Floor, Philadelphia, Pennsylvania 19103 (records relating to its functions as distributor)

Contact:  Raoul Clark Tel: 215-405-2027

Boston Financial Data Services, Inc., 2000 Crown Colony Drive, Quincy, MA 02169

30 Dan Road, Canton, Massachusetts 02021 (records relating to its functions as transfer agent and dividend disbursing agent)

Contact:  Emily Robertson Tel:  617-483-8730

State Street Bank and Trust Company, 100 Huntington Avenue, Boston, Massachusetts 02116 (records relating to its functions as custodian, accountant and administrator)

Contact:  Brian F. Link, 617-662-1504

8.                                      Classification of fund (check only one):

☒                                  Management company;

☐                                    Unit investment trust; or

☐                                    Face-amount certificate company.

9.                                      Subclassification if the fund is a management company (check only one):

☒                                  Open-end                                           ☐                                    Closed-end

10.                               State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

State of Maryland

11.                               Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Aberdeen Asset Management Inc.

1735 Market Street, 32nd Floor

Philadelphia, PA 19013

(investment adviser from May 22, 2013 to February 25, 2015)

Aberdeen Asset Managers Limited

Bow Bells House

1 Bread Street

London, England EC4M9HH

(investment subadviser from May 22, 2013 to February 25, 2015)

Artio Global Management LLC

330 Madison Avenue

New York, NY 10017

(investment adviser until May 21, 2013)

12.                               Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Aberdeen Fund Distributors, LLC

1735 Market Street, 32nd Floor

Philadelphia, Pennsylvania 19103

(principal underwriter from May 22, 2013 to February 25, 2015)

Quasar Distributors, LLC

615 East Michigan Street

Milwaukee, WI 53202

(principal underwriter until May 21, 2013)

13.                               If the fund is a unit investment (“UIT”) provide:  Not applicable.

(a)                                 Depositor’s name(s) and address(es):

(b)                                 Trustee’s name(s) and address(es):

14.                               Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes                ☒ No

If Yes, for each UIT state:

15.                               (a)                                 Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes                ☐ No

If Yes, state the date on which the board vote took place:  September 18, 2014

If No, explain:

(b)                                 Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes                ☐ No

If Yes, state the date on which the shareholder vote took place:  February 3, 2015

If No, explain:

II.                                   Distributions to Shareholders

16.                               Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes                                     ☐ No

(a)                                 If Yes, list the date(s) on which the fund made those distributions:  February 25, 2015

(b)                                 Were the distributions made on the basis of net assets?

☒ Yes                ☐ No

(c)                                  Were the distributions made pro rata based on share ownership?

☒ Yes                ☐ No

(d)                                 If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)                                  Liquidations only:

Not applicable

Were any distributions to shareholders made in kind?

☐ Yes                ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.                               Closed-end funds only:

Not applicable.

Has the fund issued senior securities?

☐ Yes                ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.                               Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes                ☐ No

If No,

(a)                                 How many shareholders does the fund have as of the date this form is filed?

(b)                                 Describe the relationship of each remaining shareholder to the fund:

19.                               Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes                ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.                              Assets and Liabilities

20.                               Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes                ☒ No

If Yes,

(a)                                 Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)                                 Why has the fund retained the remaining assets?

(c)                                  Will the remaining assets be invested in securities?

☐ Yes                ☐ No

21.                               Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes                ☒ No

If Yes,

(a)                                 Describe the type and amount of each debt or other liability:

(b)                                 How does the fund intend to pay these outstanding debts or other liabilities?

IV.                               Information About Event(s) Leading to Request For Deregistration

22.                               (a)                                 List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:	$128,850
(ii)	Accounting expenses:	$13,750
(iii)	Other expenses (list and identify separately):
	Other-Tail Insurance	$96,000
	Other- Solicitation Services	$6,660
	Other- Printing & Mailing	$3,295
(iv)	Total expenses (sum of lines (i)-(iii) above):	$248,555

(b)                                 How were those expenses allocated?

The expenses incurred in connection with the reorganization of the Aberdeen Global Select Opportunities Fund Inc. were paid by AAMI or its affiliates and were not borne by shareholder of the Aberdeen Global Select Opportunities Fund Inc.  Shareholders continued to pay brokerage and/or trading expense, including those related to securities sold prior to and immediately following the reorganization to realign the portfolio of Aberdeen Global Select Opportunities Fund Inc.

(c)                                  Who paid those expenses?

See Response 22(b) above.

(d)                                 How did the fund pay for unamortized expenses (if any)?

Not applicable.

23.                               Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes                ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.                                    Conclusion of Fund Business

24.                               Is the fund a party to any litigation or administrative proceeding?

☐ Yes                ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.                               Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes                ☒ No

If Yes, describe the nature and extent of those activities:

VI.                               Mergers Only

26.                               (a)                                 State the name of the fund surviving the Merger:

Please see response to 26(b) below.

(b)                                 State the Investment Company Act file number of the fund surviving the Merger:

Aberdeen Funds – 811-22132

Aberdeen Global Select Opportunities Fund Inc.	Aberdeen Global Equity Fund
Class A	Class A
Institutional Class	Institutional Class

(c)                                  If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed;

Aberdeen Funds
SEC File Number:	333-199627
Accession Number:	0001104659-14-074211 (33 Act)
Conformed Submission Type:	N-14
Filed:	October 28, 2014

(d)                                 If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

Not applicable.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of the Aberdeen Global Select Opportunities Fund Inc., (ii) she is the Chief Legal Officer and Vice President of Aberdeen Global Select Opportunities Fund Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

/s/ Lucia Sitar
Lucia Sitar
Chief Legal Officer and Vice President